================================================================================

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   SAGE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    786632109
                                 (CUSIP Number)

                                    KEN MURRAY
--------------------------------------------------------------------------------
                         Vice President Human Resources
                         Genesis Microchip Incorporated

                                2150 Gold Street
                            Alviso, California 95002
                                 (408) 262-6599

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No.     786632109
--------------------------------------------------------------------------------
1.  Names of Reporting Person. SS or I.R.S. Identification No. of above person.
    Genesis Microchip Incorporated               I.R.S. Identification No.: N/A
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (a) [_]
    (b) [_]
    Not applicable
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds*  00
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings
    Is Required Pursuant to Items 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization   State of Delaware
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power                 N/A
Shares            --------------------------------------------------------------
Beneficially       8.   Shared Voting Power (See (1) below) 2,308,333
Owned by          --------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power            N/A
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power          N/A
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  (see (1) below) 2,308,333
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) (See (2) below)
                                                       (See (3) below)
                  15.8%
--------------------------------------------------------------------------------
14. Type of Reporting Person
    CO
--------------------------------------------------------------------------------


-------------------------
1. 2,308,333 shares of Sage, Inc. ("Sage") common sock are subject to voting agreements between Genesis Microchip Incorporated ("Genesis") and certain officers and directors of Sage as described in Items 3 and 4 below, of which 395,365 shares were issuable upon the exercise of outstanding options that were either vested or that will vest within sixty days of September 27, 2001. Genesis expressly disclaims beneficial ownership of any of the shares of Sage common stock subject to those voting agreements.

2. Based upon 14,643,641 shares of common stock outstanding assuming the issuance of 395,365 shares of common stock upon the exercise of outstanding options to purchase Sage common stock that were either vested or that will vest within sixty days of September 27, 2001.

3. If all options to purchase common stock held by Sage officers and directors who are parties to the voting agreement were fully exercisable on September 27, 2001, or within sixty days thereafter, Genesis could be deemed to be the owner of 2,739,936 shares of common stock, or 18.2% of the outstanding shares, based on 15,075,244 shares of common stock outstanding (assuming the issuance of 826,968 shares upon exercise of vested outstanding options).

Neither the filing of this Schedule 13D nor any of the contents hereof shall be deemed to constitute an admission by Genesis that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Sage, Inc., a Delaware corporation ("Sage" or "Issuer"). The principal executive offices of Sage are located at 1601 McCarthy Boulevard, Milpitas, California 95035.

Item 2.  Identity and Background

The name of the corporation filing this Statement is Genesis Microchip Incorporated, a Nova Scotia company ("Genesis"). Genesis's principal business is the design, development and marketing of integrated circuits that receive and process digital video and graphic images. The address of Genesis's principal business is 165 Commerce Valley Drive West, Thornhill, Ontario, Canada L3T 7V8.

Set forth on Schedule A hereto is: (a) the name of each Genesis executive officer and director; (b) the residence or business address of each such person;
(c) present principal occupation or employment, if any, of each such person; (d) and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Genesis is the same as the address of Genesis's principal business.

Neither Genesis nor, to the knowledge of Genesis, any of the individuals named on Schedule A attached hereto have: (a) during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding being that such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Genesis, each of the individuals set forth on Schedule A attached hereto is a citizen of the United States or Canada, except for Mr. Anders Frisk, who is a citizen of Sweden.

Item 3. Source and Amount of funds or Other Consideration

On September 27, 2001, Genesis and Sage entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), a copy of which is incorporated by reference herein from Genesis's Current Report on Form 8-K, filed on September 28, 2001. Pursuant to the Merger Agreement, following a change in the legal domicile of Genesis to the United States, a wholly owned subsidiary of Genesis ("Merger Sub") will be merged with and into Sage with Sage continuing as the surviving corporation and as a wholly owned subsidiary of Genesis (the "Merger"). As a result of the Merger, each issued and outstanding share of Common Stock of Sage will be automatically converted into the right to receive 0.571 of a validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of Genesis ("Genesis Common Stock"). In connection with the Merger, Genesis will also assume each outstanding option to purchase Common Stock under

Sage's Amended and Restated 1997 Stock Plan. Thereafter, each such option will represent the right to acquire Genesis Common Stock, with the number of shares for which such option is exercisable and the exercise price adjusted based on the 0.571 exchange ratio. Also in connection with the Merger, each purchase right under Sage's Employee Stock Purchase Plan will be exercised, and each share of Common Stock issued as a result thereof will be converted into the right to receive 0.571 shares of Genesis Common Stock. The consummation of the Merger is subject to the completion of the change in the legal domicile of Genesis to the United States, the approval of the stockholders of Genesis and Sage, receipt of necessary approvals under applicable antitrust laws, Securities and Exchange Commission clearance, and other customary closing conditions.

As an inducement to Genesis to enter into the Merger Agreement, and in consideration thereof, each executive officer and director of Sage (collectively, the "Stockholders") entered into an individual voting agreement with Genesis, a copy of the form of which is attached hereto as Exhibit 2 (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. Genesis did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement incorporated by reference herein from Genesis's Current Report of Form 8-K, filed on September 28, 2001, and the Voting Agreements included as Exhibits 2 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4:  Purpose of Transaction

     (a)-(b) As described in Item 3 above, this Statement relates to the acquisition of Sage by Genesis pursuant to a statutory merger of Merger Sub with and into Sage, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Sage will continue as the surviving corporation and as a wholly owned subsidiary of Genesis.

         Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed the directors of Genesis as such Stockholder's lawful attorney and proxy with respect to certain prescribed matters related to the Merger. These proxies give the directors of Genesis the limited right to vote or deliver a consent with respect to each of the shares of Common Stock beneficially owned by the Stockholders, at every annual, special, adjourned, or postponed meeting of the stockholders of Sage and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Merger, and the adoption and approval of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement, and any action required in furtherance thereof; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (c) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Sage or any subsidiary of Sage with any party, (B) any sale, lease or transfer of any significant part of the assets of Sage or any subsidiary of Sage, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Sage or any subsidiary of Sage, (D) any material change in the capitalization of Sage or any subsidiary of Sage, or the corporate structure of Sage or any subsidiary of Sage, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of Sage or any subsidiary of Sage, any reclassification or recapitalization of the capital stock of Sage or any subsidiary of Sage, or any sale of assets, change of control, or acquisition of Sage or any subsidiary of Sage by any other person, or any consolidation or merger of Sage or any subsidiary of Sage with or into any other person. The Stockholders may vote their shares of Common Stock on all other matters submitted to the stockholders of Sage for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

         The purpose of the Voting Agreements is to enable Genesis and Sage to consummate the transactions contemplated under the Merger Agreement.

     (c) Not applicable.

     (d) Upon the consummation of the Merger, the directors of the surviving corporation will be the directors of Merger Sub in office immediately prior to the effective time of the Merger, and will serve in that capacity until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger the initial officers of the surviving corporation will be the officers of Merger Sub immediately prior to the effective time of the Merger until their respective successors are duly appointed and qualified. Genesis will appoint each of the directors and officers of Merger Sub.

     (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the certificate of incorporation of Sage will be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of the surviving corporation will remain Sage, Inc.), and such certificate of incorporation of Sage, as so amended and restated, will be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such certificate of incorporation. Upon consummation of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the certificate of incorporation of Sage and such bylaws.

     (h)-(i) Upon consummation of the Merger, the Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

     (j) Other than described above, Genesis currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although Genesis reserves the right to develop such plans.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement incorporated by reference herein from Genesis's Current Report of Form 8-K, filed on September 28, 2001, and the Voting Agreements included as Exhibit 2 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) As a result of the Voting Agreements, Genesis may be deemed to be the beneficial owner of at least 2,308,333 shares of Common Stock as of September 27, 2001. Such Common Stock constitutes approximately 15.8% of the issued and outstanding shares of Common Stock, based on the 14,643,641 shares of Common Stock outstanding as of September 27, 2001 (as represented by Sage in the Merger Agreement and assuming the issuance of 395,365 shares of Common Stock upon the exercise of outstanding options that are either vested or will vest within sixty days of September 27, 2001). If all options to purchase Common Stock held by Sage officers and directors who are parties to the Voting Agreement were fully exercisable on September 27, 2001, or within sixty days thereafter, Genesis could be deemed to be the owner of 2,739,936 shares of Common Stock, or 18.2% of the outstanding shares, based on 15,075,244 shares of Common Stock outstanding (assuming the issuance of 826,968 shares upon exercise of vested outstanding options).

         Genesis does not have sole voting power, sole dispositive power, or shared dispositive power with regard to the Common Stock. Genesis, however, may be deemed to have shared voting power with respect to the Common Stock and those matters described above. However, Genesis
         (a) is not entitled to any rights as a stockholder of Sage as to the foregoing shares of Common Stock (other than as described herein) and
         (b) disclaims any beneficial ownership of such shares.

     To the knowledge of Genesis, other than Mohammed Tafazzoli, Vice President of Operations of Genesis, who owns 1,500 shares of Sage Common Stock, no person listed on Schedule A hereto has an equity or other ownership interest in Sage.

     Set forth on Schedule B hereto is the name of those stockholders of Sage that have entered into a Voting Agreement with Genesis, and, to the knowledge of Genesis, each of their respective present principal occupations or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

     To the knowledge of Genesis, all of the individuals named on Schedule B hereto: (a) are citizens of the United States,with the exception of Chandrashekar Reddy, who is a citizen of India, and Simon Westbrook, who is a citizen of the U.K.: (b) during the last five years have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and during the last five years have not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding being that such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) To the knowledge of Genesis, no transactions in the class of securities reported on this Statement have been effected during the past sixty days by the persons named in response to Item 5(a) and Item 2.

(d) To the knowledge of Genesis, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Genesis, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Sage, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

     1. Agreement and Plan of Reorganization, dated as of September 27, 2001, by and between Genesis Microchip Incorporated, a Nova Scotia company ("Genesis") and Sage, Inc., a Delaware corporation ("Sage") (incorporated by reference to Genesis's Current Report on Form 8-K (File Number 000-29592) filed with the Securities and Exchange Commission on September 28, 2001).

     2. Form of Voting Agreement, dated as of September 27, 2001, by and between Genesis and the stockholders of Sage named on Schedule B attached hereto.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2001
--------------------------------------------------------------------------------
Date

/s/ Ken Murray
--------------------------------------------------------------------------------
Signature

--------------------------------------------------------------------------------
Ken Murray, Vice President Human Resources

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         GENESIS MICROCHIP INCORPORATED

         The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Genesis. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Genesis Microchip Incorporated, 165 Commerce Valley Drive West, Thornhill, Ontairo, Canada L3T 7V8.

    Name of Executive Officer               Title and Present Principal Occupation
-------------------------------        ----------------------------------------------
Amnon Fisher                           President and Chief Executive Officer
Robert Bicevskis                       Chief Technology Officer
Tzoyao Chan                            Vice-President, Product Development
I. Eric Erdman                         Chief Financial Officer and Secretary
Anders Frisk                           Vice President, Marketing
Ken Murray                             Vice President, Human Resources
Matthew Ready                          Vice President, Sales
Mohammed Tafazzoli                     Vice President, Operations


        Name of Director                    Title and Present Principal Occupation
-------------------------------        ----------------------------------------------
Amnon Fisher                           President, Chief Executive Officer,
                                       and Director of Genesis

Alexander S. Lushtak                   Chairman of the Board of Directors of Genesis

Jeffrey Diamond                        Director of Genesis

James E. Donegan                       Chairman of the Board, President and Chief Executive
                                       Officer of Sipex Corporation, a semiconductor company
                                       with the following address:
                                       233 South Hillview Drive
                                       Milpitas, CA 95035

George A. Duguay                       President and partner of Duguay and Ringler Corporate
                                       Services, a company that provides bookkeeping and
                                       corporate secretarial services with the following
                                       address:
                                       4th Floor, 56 Temperance Street
                                       Toronto, Ontario, Canada  M5H3V5

Lawrence G. Finch                      General Partner of the general partnership of various
                                       Sigma Capital Funds, the address of which is:
                                       2884 Sand Hill Road, Suite 121
                                       Menlo Park, CA  94025


                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                       WITH GENESIS MICROCHIP INCORPORATED

         The following table sets forth the name and present principal occupation or employment of each Stockholder of Sage that has entered into a Voting Agreement with Genesis in connection with the Merger Agreement and the aggregate number of shares of Common Stock beneficially owned by each such Stockholder as of September 27, 2001. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Sage, Inc., 1601 McCarthy Boulevard, Milpitas, California 95035.

    Stockholder Party to Voting Agreement        Shares Beneficially Owned
--------------------------------------------  -------------------------------

Pratap G. Reddy ............................             367,954  (1)

N. Damodar Reddy ...........................             311,083  (2)

Chandrashekar M. Reddy .....................             850,695  (3)

Glenn Marschel .............................             150,022  (4)

Arun Johary ................................             229,946  (5)

Michael A. Gumport .........................             236,467  (6)

Simon P. Westbrook .........................             162,166  (7)

-------------------

(1) Includes 257,542 outstanding shares of Common Stock, and 110,412 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of September 27, 2001.
      Pratap Reddy is the Vice President and Chief Operating Officer of Sage.

(2) Includes 296,916 outstanding shares of Common Stock, and 14,167 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of September 27, 2001.
      N. Damodar Reddy is a director of Sage and President, Chairman of the Board and Chief Executive Officer of Alliance Semiconductor Corporation. The principal address of Alliance Semiconductor Corporation is 2575 Augustine Drive, Santa Clara, CA 95054.

(3) Includes 811,964 outstanding shares of Common Stock, and 38,731 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of September 27, 2001. Chandrashekar Reddy is President and Chief Executive Officer of Sage.

(4) Includes 26,646 outstanding shares of Common Stock, and 123,376 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of September 27, 2001.
      Glenn Marschel is a director of Sage and the Chief Financial Officer of NetNumber.com, Inc., an Internet infrastructure company. The principal address of NetNumber.com, Inc. is Wannalancit Technology Center,
      650 Suffolk Street, Suite 307, Lowell, MA 01854.

(5) Includes 199,391 outstanding shares of Common Stock, and 30,555 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of September 27, 2001.

      Arun Johary is the Vice President of Engineering and Chief Technical Officer of Sage.

(6) Includes 190,633 outstanding shares of Common Stock, and 45,834 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of September 27, 2001. Michael Gumport is a director of Sage and the Chief Financial Officer of Clear Logic, Inc., a semiconductor company. The principal address for Clear Logic, Inc. is 5870 Hellyer Avenue, San Jose, CA 95188.

(7) Includes 129,876 outstanding shares of Common Stock, and 32,290 shares of Common Stock issuable upon the exercise of options to purchase Common Stock which are exercisable within sixty days of September 27, 2001. Simon P. Westbrook is the Chief Financial Officer, Secretary and Treasurer of Sage.

                                    EXHIBIT 2
                                    ---------

                            FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of
                             ---------
September 27, 2001 by and between Genesis Microchip Incorporated, a Nova Scotia company ("Acquiror"), and the undersigned stockholder (the "Stockholder") of
          --------                                          -----------
Sage, Inc., a Delaware corporation (the "Company").
                                         -------

                                    RECITALS:

A. Acquiror and the Company have entered into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Merger Agreement"), which
                                               ----------------
provides for the merger (the "Merger") of the Merger Sub (as defined therein)
                              ------
with and into the Company.

B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number
                                                  ------------
of shares of the outstanding capital stock of the Company, and such number of shares of capital stock of the Company issuable upon the exercise of outstanding options and warrants, as is indicated on the signature page of this Agreement.

C. In consideration of the execution of the Merger Agreement by Acquiror, the Stockholder (in his or her capacity as such) has agreed to vote the Shares (as defined below) and such other shares of capital stock of the Company over which the Stockholder has voting power, so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:

     (1) Certain Definitions. Capitalized terms used but not defined herein
         -------------------
shall have the respective meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

          (a) "Expiration Date" shall mean the earlier to occur of (i) such date
               ---------------
     and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

          (b) "Person" shall mean any individual, any corporation, limited
               ------
     liability company, general or limited partnership, business trust, unincorporated association or other business organization or entity, or any governmental authority.

          (c) "Shares" shall mean: (i) all securities of the Company (including
               ------
     all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date of this Agreement, and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date.

          (d) Transfer. A Person shall be deemed to have effected a "Transfer"
              --------                                               --------
     of a security if such person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     (2)      Transfer of Shares.
              ------------------

          (a) Transferee of Shares to be Bound by this Agreement. The
              --------------------------------------------------
     Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected, or discuss, negotiate or make any offer regarding any Transfer of any of the Shares, unless each Person to which any such Shares, or any interest therein, is or may be Transferred shall have (i) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as the Acquiror may reasonably request), and (ii) agreed in writing to hold such Shares, or such interest therein, subject to all of the terms and conditions set forth in this Agreement.

          (b) Transfer of Voting Rights. The Stockholder hereby agrees that, at
              -------------------------
     all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement or commitment in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

     (3) Agreement to Vote Shares. Until the Expiration Date, at every meeting
         ------------------------
of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, the Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 4 hereof), the Shares:
                                         ---------

          (a) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

          (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement;

          (c) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any party, (ii) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company,
     (iv) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

          (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company or any subsidiary of the Company, any reclassification or recapitalization of the capital stock of the Company or any subsidiary of the Company, or any sale of assets, change of control, or acquisition of the Company or any subsidiary of the Company by any other person, or any consolidation or merger of the Company or any subsidiary of the Company with or into any other person.

Prior to the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.
                                    ---------

     (4) Irrevocable Proxy. Concurrently with the execution of this Agreement,
         -----------------
the Stockholder agrees to deliver to the Acquiror a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest
          ---------       -----
extent permissible by applicable law, with respect to the Shares.

     (5) Representations and Warranties of the Stockholder. The Stockholder
         -------------------------------------------------
hereby represents and warrants to the Acquiror that, as of the date hereof and at all times until the Expiration Date, (i) the Stockholder is (and will be, unless Transferred pursuant to Section 2(a) hereof) the beneficial owner of the
                               ------------
shares of Company Common Stock, and the options, warrants and other rights to purchase shares of Company Common Stock, set forth on the signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares; (ii) the Shares are (and will be, unless Transferred pursuant to Section 2(a) hereof) free and clear of any liens,
                               ------------
pledges, security interests, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances of any kind or nature; (iii) does not beneficially own any securities of the Company other than the shares of Company Common Stock, and options, warrants and other rights to purchase shares of Company Common Stock, set forth on the signature page of this Agreement; (iv) the Stockholder has (and will have, unless Transferred pursuant to Section 2(a)
                                                                   ------------
hereof) full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy; (v) the execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby are within the powers of such Stockholder and have been duly authorized by all necessary action; (vi) if this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement; (vii) this Agreement constitutes a valid and binding Agreement of such Stockholder; and (viii) the execution, delivery and performance by such Stockholder of this Agreement and, subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"),
                                                                   -------
and securities laws, as applicable, the consummation of the transactions contemplated hereby, do not and will not (a) violate the certificate of incorporation or bylaws, limited partnership agreement or other organizational documents, as applicable, of such Stockholder, (b) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (c) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Stockholder is entitled under any provision of any agreement or other instrument binding on such Stockholder or (d) result in the imposition of any encumbrance on any asset of such Stockholder.

     (6) Legending of Shares. If so requested by the Acquiror, the Stockholder
         -------------------
hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2
                                                                       ---------
hereof, the Stockholder hereby agrees that the Stockholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

     (7) Termination. This Agreement shall terminate and be of no further force
         -----------
or effect as of the Expiration Date.

(8)  Miscellaneous.
     -------------

     (a) Waiver. No waiver by any party hereto of any condition or any breach of
         ------
any term or provision set forth in this Agreement shall be effective unless in writing and signed by each party hereto. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement.

     (b) Severability. In the event that any term, provision, covenant or
         ------------
restriction set forth in this Agreement, or the application of any such term, provision, covenant or restriction to any person, entity or set of circumstances, shall be determined by a court of competent jurisdiction to be invalid, unlawful, void or unenforceable to any extent, the remainder of the terms, provisions, covenants and restrictions set forth in this Agreement, and the application of such terms, provisions, covenants and restrictions to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall remain in full force and effect, shall not be impaired, invalidated or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable law.

     (c) Binding Effect; Assignment. This Agreement and all of the terms and
         --------------------------
provisions hereof shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Stockholder may be assigned to any other Person without the prior written consent of the Acquiror.

     (d) Amendments. This Agreement may not be modified, amended, altered or
         ----------
supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

     (e) Specific Performance; Injunctive Relief. Each of the parties hereto
         ---------------------------------------
hereby acknowledges that (i) the representations, warranties, covenants and restrictions set forth in this Agreement are necessary, fundamental and required for the protection of the Acquiror and to preserve for the Acquiror the benefits of the Merger; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each such representation, warranty, covenant and restriction a special, unique, and extraordinary value; and (iii) a breach of any such representation, warranty, covenant or restriction, or any other term or provision of this Agreement, will result in irreparable harm and damages to the Acquiror that cannot be adequately compensated by a monetary award. Accordingly, the Acquiror and the Stockholder hereby expressly agree that in addition to all other remedies available at law or in equity, the Acquiror shall be entitled to the immediate remedy of specific performance, a temporary and/or permanent restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any representations, warranties, covenants or restrictions set forth in this Agreement, or to specifically enforce the terms and provisions hereof.

     (f) Governing Law. This Agreement shall be governed by and construed,
         -------------
interpreted and enforced in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision, rule or principle (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

          (g) Entire Agreement. This Agreement and the Proxy and the other
              ----------------
     agreements referred to in this Agreement set forth the entire agreement and understanding of the Acquiror and the Stockholder with respect to the subject matter hereof and thereof, and supersede all prior discussions, agreements and understandings between the Acquiror and the Stockholder, both oral and written, with respect to the subject matter hereof and thereof.

          (h) Notices. All notices and other communications pursuant to this
              -------
     Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

             If to the Acquiror:

                  Genesis Microchip Incorporated
                  2150 Gold Street
                  Alviso, CA  95002
                  Attention:  Chief Executive Officer and General Counsel
                  Telephone:  (408) 262-6599
                  Telecopy:   (408) 262-6365

             with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market
Spear Tower, Suite 3300
San Francisco, California 94105
Attention:   Selim Day, Esq.
Telecopy:    (415) 947-2099

             If to the Stockholder: To the address for notice set forth on the signature page hereof.

             with a copy to:

                  Sage, Inc.
                  1601 McCarthy Blvd.
                  Milipitas, CA  95035
                  Attention:  Chief Executive Officer
                  Telephone:  (408) 383-5300
                  Telecopy:   (408) 383-5310
             and to:

Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
Attention:   John W. Campbell III, Esq.
Telecopy:    (415) 268-7000

          (i) Further Assurances. The Stockholder shall execute and deliver any
              ------------------
     additional certificate, instruments and other documents, and take any additional actions, as the Acquiror may deem necessary or desirable, in the reasonable opinion of the Acquiror, to carry out and effectuate the purpose and intent of this Agreement.

          (j) Headings. The section headings set forth in this Agreement are for
              --------
     convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

          (k) Counterparts. This Agreement may be executed in several
              ------------
     counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

GENESIS MICROCHIP INCORPORATED                                STOCKHOLDER

By:                                             By:
      -------------------------------------          ---------------------------------------
       Signature of Authorized Signatory              Signature


Name:                                           Name:
       ------------------------------------           --------------------------------------
Title:                                          Title:
       ------------------------------------           --------------------------------------

                                                --------------------------------------------

                                                --------------------------------------------
                                                Print Address

                                                --------------------------------------------
                                                Telephone

                                                --------------------------------------------
                                                Facsimile No.

                                                Shares beneficially owned:

                                                                 shares of Company Common Stock
                                                -----------------

                                                                 shares of Company Common Stock
                                                -----------------
                                                                 issuable upon the exercise of
                                                                 outstanding options, warrants
                                                                 or other rights











                            ****VOTING AGREEMENT***

Schedule 13D                                                         Page 1 of 1

                                    EXHIBIT A
                                    ---------

                                IRREVOCABLE PROXY

The undersigned stockholder of Sage, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints
 -------
the directors on the Board of Directors of Genesis Microchip Incorporated, a Nova Scotia company ("Genesis"), and each of them individually, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms
                                          ------
of this Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between the Acquiror and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of the Acquiror
      ----------------
entering into that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), by and between Genesis and the Company, which provides for
 ----------------
the merger of Merger Sub (as defined therein) with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration
                                ------                              ----------
Date" shall mean the earlier to occur of (i) such date and time as the Merger
----
Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement. The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

     1. in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

     2. against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement;

     3. against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement):
(A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

     4. in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company or any subsidiary of the Company, any reclassification or recapitalization of the capital stock of the Company or any subsidiary of the Company, or any sale of assets, change of control, or acquisition of the Company or any subsidiary of the Company by any other person, or any consolidation or merger of the Company or any subsidiary of the Company with or into any other person.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:  September 27, 2001

                             Signature of Stockholder:
                                                      --------------------------
                             Print Name of Stockholder:
                                                       -------------------------
                             Shares beneficially owned:

                                               shares of Company Common Stock
                                    ----------
                                               shares of Company Common Stock
                                    ----------
                                    issuable upon the exercise of outstanding options, warrants or other rights





















                                      -3-